

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

<u>VIA U.S. MAIL</u>

H. Van Sinclair
c/o RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814

  **Re: RLJ Acquisition, Inc.**
    **Amendment No. 2 to Registration Statement on Form S-1**
    **Filed January 28, 2011**
    **File No. 333-170947**

Dear Mr. Sinclair:

  We have reviewed your amended registration statement and related response letter dated January 28, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please ensure that all blank spaces for information that you are not entitled to omit under Rule 430A of Regulation C are complete. For example, we note your disclosure at page 43 relating to the segregated trust account and at page 81 relating to your director classes.

2.      In this regard, we note your footnotes under Item 13 and in your exhibit indices that
appear to incorrectly indicate that certain information will be filed by amendment.  Please
revise your disclosure accordingly.

Prospectus Cover Page

3.      Please delete the reference to sole book-running manager from the cover page of the
prospectus, although you may provide such disclosure in the underwriting section of your
document.

Dilution, page 48

4.      The "amount of common stock subject to redemption to maintain stockholders' equity of
$5,000,001" in the "Numerator" calculation, amounting to $117,474,800, should be
bracketed to accurately reflect the mathematical sum presented.

Exhibits 99.1, 99.2 and 99.3

5.      Please file dated consents with your next amendment.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald D. Delaney at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:    Alan I. Annex, Esq.
       Jason Simon, Esq.
       *Greenberg Traurig, LLP*
       *(212) 801-6400 (fax)*